MARKET DIMENSIONS
SURVIVOR DIMENSIONS

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account S-L1

Supplement Effective as of April 30, 2010

This supplement updates and amends certain information contained in your prospectus dated October 1, 2004, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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NOTICE OF UPCOMING FUND MERGERS

Effective on or about August 23, 2010 (the "Merger Effective Date"), the following Disappearing Funds will merge into and become part of the following Surviving Funds as follows:

Disappearing Funds	Surviving Funds
ING Opportunistic LargeCap Portfolio (Class I) [1]	ING Growth and Income Portfolio (Class I)
ING Wells Fargo Small Cap Disciplined Portfolio (Class S)	ING Small Company Portfolio (Class S)

IMPORTANT INFORMATION REGARDING THE
UPCOMING FUND MERGERS

- Prior to the Merger Effective Date, you may transfer amounts allocated to a subaccount that invests in a Disappearing Fund to any other available subaccount or to the fixed account. **See the "Transfers" section of your policy prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**
- On the Merger Effective Date, your investment in a subaccount that invests in a Disappearing Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to a subaccount corresponding to a Disappearing Fund will be automatically allocated to the subaccount corresponding to the applicable Surviving Fund. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the "Transfers" section of your policy prospectus for information about making allocation changes.**
- After the Merger Effective Date, the Disappearing Funds will no longer exist and there will be no further disclosure regarding them in future supplements to the policy prospectus.
- You will not incur any fees or charges or any tax liability because of the mergers, and your policy value immediately before the mergers will equal your policy value immediately after the mergers.
- **Because of the upcoming fund mergers, the ING Small Company Portfolio (Class S) will be added, effective April 30, 2010, to your policy as an available investment option.**

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[1] On April 28, 2008, the subaccount that invested in this fund was closed to new investors and to new investments by existing investors.

IMPORTANT INFORMATION REGARDING
FUND NAME CHANGES

Effective April 30, 2010, certain of the funds available through Security Life Separate Account S-L1 will change their names as follows:

Former Fund Name	Current Fund Name
AIM V.I. Core Equity Fund [2]	Invesco V.I. Core Equity Fund [2]
ING Evergreen Health Sciences Portfolio	ING Wells Fargo Health Care Portfolio
ING Evergreen Omega Portfolio	ING Wells Fargo Omega Growth Portfolio
ING Focus 5 Portfolio	ING DFA Global All Equity Portfolio
ING Legg Mason Partners Aggressive Growth Portfolio [3]	ING Legg Mason ClearBridge Aggressive Growth Portfolio [3]
ING Lord Abbett Affiliated Portfolio [3]	ING Lord Abbett Growth and Income Portfolio [3]
ING Oppenheimer Strategic Income Portfolio	ING Oppenheimer Global Strategic Income Portfolio
ING Stock Index Portfolio	ING U.S. Stock Index Portfolio

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE
THROUGH THE POLICY

Effective April 30, 2010, subaccounts which invest in the following funds are available through the policy:

- American Funds – Growth Fund (Class 2)
- American Funds – Growth-Income Fund (Class 2)
- American Funds – International Fund (Class 2)
- BlackRock Global Allocation V.I. Fund (Class III)
- Fidelity® VIP *Contrafund*® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- ING Artio Foreign Portfolio (Class I)
- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Clarion Global Real Estate Portfolio (Class S)
- ING DFA Global All Equity Portfolio (Class I) [4]
- ING DFA Global Allocation Portfolio (Class I) [4]
- ING FMR[SM] Diversified Mid Cap Portfolio (Class I)
- ING Franklin Templeton Founding Strategy Portfolio (Class I) [4]
- ING Global Resources Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class S)
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)

- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING PIMCO Total Return Bond Portfolio (Class I)
- ING Pioneer Fund Portfolio (Class I)
- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Retirement Growth Portfolio (Class I) [4]
- ING Retirement Moderate Growth Portfolio (Class I) [4]
- ING Retirement Moderate Portfolio (Class I) [4]
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING U.S. Stock Index Portfolio (Class I)
- ING Van Kampen Growth and Income Portfolio (Class S)
- ING Wells Fargo Health Care Portfolio (Class I)
- ING Wells Fargo Omega Growth Portfolio (Class I)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value Portfolio (I Class)
- ING JPMorgan Mid Cap Value Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- NG Oppenheimer Global Strategic Income Portfolio (S Class)
- ING Pioneer High Yield Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)

Listing of available funds continued on next page.

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[2] On April 28, 2006, the subaccount that invested in this fund was closed to new investors and to new investments by existing investors.

[3] On April 28, 2008, the subaccount that invested in this fund was closed to new investors and to new investments by existing investors.

[4] This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

Continued from previous page.

- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING Balanced Portfolio (Class I)
- ING Intermediate Bond Portfolio (Class I)
- ING Growth and Income Portfolio (Class I)
- ING Index Plus LargeCap Portfolio (Class I)
- ING Index Plus MidCap Portfolio (Class I)
- ING Index Plus SmallCap Portfolio (Class I)
- ING International Index Portfolio (Class S)

- ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)
- ING Russell^{TM} Large Cap Index Portfolio (Class I)
- ING Russell^{TM} Large Cap Value Index Portfolio (Class I)
- ING Russell^{TM} Mid Cap Growth Index Portfolio (Class I)
- ING Russell^{TM} Small Cap Index Portfolio (Class I)
- ING Small Company Portfolio (Class S)
- ING U.S. Bond Index Portfolio (Class I)
- ING SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the funds available through the policy. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds – Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital by investing primarily in common stocks.
American Funds – Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time by investing primarily in U.S. common stocks or other securities that demonstrate the potential for appreciation and/or dividends.
American Funds – International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.
BlackRock Global Allocation V.I. Fund (Class III)	Investment Adviser: BlackRock Advisors, LLC Subadvisers: BlackRock Investment Management, LLC; BlackRock Asset Management U.K. Limited	The fund seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP *Contrafund*® Portfolio (Service Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadvisers</u>: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Service Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadvisers</u>: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index.
ING Artio Foreign Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Artio Global Management, LLC	Seeks long-term growth of capital.
ING BlackRock Large Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Clarion Global Real Estate Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Clarion Real Estate Securities LLC	A *non-diversified* portfolio that seeks to provide investors with high total return consisting of capital appreciation and current income.
ING DFA Global All Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
ING DFA Global Allocation Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Dimensional Fund Advisors LP	Seeks high level of total return, consisting of capital appreciation and income.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Fidelity Management & Research Company	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Franklin Templeton Founding Strategy Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC	Seeks capital appreciation and secondarily, income.
ING Global Resources Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Limited Maturity Bond Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Total Return Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks total return.
ING Marsico Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Marsico Capital Management, LLC	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING PIMCO Total Return Bond Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Fund Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Asset Allocation Consultants: Asset Allocation Committee.	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Asset Allocation Consultants: Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio (Class I)	Investment Adviser: Directed Services LLC Asset Allocation Consultants: Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be less than that of ING Retirement Moderate Growth Portfolio.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING U.S. Stock Index Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return.
ING Van Kampen Growth and Income Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks long-term growth of capital and income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Wells Fargo Health Care Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Wells Capital Management, Inc.	A *non-diversified* portfolio that seeks long-term capital growth.
ING Wells Fargo Omega Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Wells Capital Management, Inc.	Seeks long-term capital growth.
ING Wells Fargo Small Cap Disciplined Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Wells Capital Management, Inc.	Seeks long-term capital appreciation.
ING Baron Small Cap Growth Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Columbia Management Advisors, LLC	Seeks long-term growth of capital.
ING JPMorgan Mid Cap Value Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Oppenheimer Global Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Global Strategic Income Portfolio (Service Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING Pioneer High Yield Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks capital growth and income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Van Kampen Equity and Income Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Prior to July 15, 2010, the portfolio seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Effective July 15, 2010, the portfolio seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Growth and Income Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500® Composite Stock Price Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index, while maintaining a market level of risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Index Plus SmallCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING International Index Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Russell^{TM} Large Cap Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Russell^{TM} Large Cap Value Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Russell^{TM} Mid Cap Growth Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	A *non-diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.
ING Russell^{TM} Small Cap Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING Small Company Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING U.S. Bond Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®.
ING SmallCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	<u>Investment Adviser</u>: Neuberger Berman Management LLC <u>Subadviser</u>: Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy.

IMPORTANT INFORMATION ABOUT FUNDS CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:
- Fidelity® VIP Investment Grade Bond Portfolio
- ING American Century Small-Mid Cap Value Portfolio
- ING BlackRock Large Cap Value Portfolio
- ING Clarion Real Estate Portfolio
- ING Legg Mason ClearBridge Aggressive Growth Portfolio
- ING Lord Abbett Growth and Income Portfolio
- ING MidCap Opportunities Portfolio
- ING Opportunistic LargeCap Portfolio
- ING PIMCO Total Return Portfolio
- ING Strategic Allocation Conservative Portfolio
- ING Strategic Allocation Growth Portfolio
- ING Strategic Allocation Moderate Portfolio
- Invesco V.I. Core Equity Fund

Policy owners who have policy value allocated to one or more of the subaccounts that correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the "Transfers" section of your policy prospectus for information about making allocation changes.**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See the "Lapse" section of your policy prospectus for more information about how to keep your policy from lapsing. See also the "Reinstatement" section of your policy prospectus for information about how to put your policy back in force if it has lapsed.**

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

> ING Customer Service Center
> P.O. Box 5065
> Minot, ND 58702-5065
> 1-877-253-5050

If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.